FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  August 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

Exhibit Index

Exhibit No.               Description

1                 Press Release dated August 25, 2009

2                 Material Change Report dated August 26, 2009

EXHIBIT 99.1

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4

NYSE: TC

TSX: TCM, TCM.WT

Frankfurt: A6R

THOMPSON CREEK ANNOUNCES $217 MILLION BOUGHT DEAL FINANCING

Toronto (August 25, 2009) – Thompson Creek Metals Company Inc. (TSX: TCM; NYSE: TC) (the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters for a bought deal public offering of 15,500,000 common shares of the Company (the “Securities”) at a price of C$14.00 per common share. The Company has also granted to the underwriters an over-allotment option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to an additional 2,325,000 Securities at the offering price.

The gross proceeds of the offering will be approximately C$217 million (C$250 million if the over-allotment option is exercised in full). The Company intends to use the net proceeds of the offering for development and expansion of existing mining assets, exploration activities, acquisitions, working capital and general corporate purposes.

The offering is scheduled to close on or about September 16, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

2

EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Thompson Creek Metals Company Inc. (the “Company”)

401 Bay Street, Suite 2010

Toronto, Ontario M5H 2Y4

2.	Date of Material Change

August 25, 2009

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada NewsWire on August 25, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters for a bought deal public offering of 15,500,000 common shares of the Company at a price of C$14.00 per common share. The Company has also granted to the underwriters an over-allotment option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to an additional 2,325,000 common shares at the offering price.

5.	Full Description of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters for a bought deal public offering of 15,500,000 common shares of the Company at a price of C$14.00 per common share. The Company has also granted to the underwriters an over-allotment option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to an additional 2,325,000 common shares at the offering price.

The gross proceeds of the offering will be approximately C$217 million (C$250 million if the over-allotment option is exercised in full). The Company intends to use the net proceeds from the offering for development and expansion of existing mining assets, exploration activities, acquisitions, working capital and general corporate purposes.

The offering is scheduled to close on or about September 16, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange, the New York Stock Exchange and the securities regulatory authorities.

The common shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in the Company’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Dale Huffman, Vice President, General Counsel and Secretary of the Company at (303) 761-8801.

9.	Date of Report

August 26, 2009